UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

COLUMBUS VENTURES INC.
(Name of Registrant as Specified in its charter)

NEVADA	000-52565	72-1619354
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

810 Peace Portal Drive, Suite 210 Blaine, WA 98230
(Address of principal executive offices)

(360) 510-1240
Issuer's telephone number

N/A
(Former name, former address and former fiscal year, if changed since last report)

COLUMBUS VENTURES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF COLUMBUS VENTURES INC.

GENERAL

This Information Statement is being mailed commencing on or about March 21, 2008 by Columbus Ventures Inc. (the "Company") to the holders of record of the Company's voting stock, common stock, par value $0.001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1.

On March 20, 2008, Lubow Klauser, the sole director of the Company, entered into Stock Transfer Agreements with each of Alvaro Vollmers, the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company, and John Graham Roden (the “Stock Transfer Agreements”). Under the terms of the Stock Transfer Agreements, Ms. Klauser has agreed to sell 2,000,000 shares of the Company’s common stock to Mr. Vollmers and 8,000,000 shares of the Company’s common stock to Mr. Roden in consideration of the payment of $2,000 and $8,000, respectively (the “Share Transfers”).

Also on March 20, 2008, Ms. Klauser entered into a stock cancellation agreement with the Company whereby Ms. Klauser has agreed to surrender 15,000,000 shares of the Company’s common stock owned by her for cancellation upon closing of the Share Transfers.

Upon closing of the Share Transfers, it is anticipated that Mr. Vollmers will replace Ms. Klauser as the sole director of the Company. The resignation of Ms. Klauser and the appointment of Mr. Vollmers will not be effective until at least 10 days have passed after this Information Statement is mailed or delivered to all the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of March 20, 2008 (the “Record Date”), there were 32,517,150 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors and each of the Company’s named executive officers as defined under Item 402(a)(2) of Regulation SB; (ii) the Company’s named executive officers and directors as a group; and (iii) each person (including any group) known to the Company to own more than 5% of any class of the Company’s voting securities. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Security Ownership of Management
Common Stock	Lubow Klauser Former Chief Executive Officer, Former Chief Financial Officer, Former President, Former Secretary, Former Treasurer and Director Uhlandstrasse 7 71549 Auenwald, Germany	25,000,000 Direct	76.9%
Common Stock	Alvaro Vollmers Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer Alfredo Salazar, 661 Dpto 101 San Isidro, Lima 27 Peru	2,000,000(2) Direct	11.4%
Common Stock	All Officers and Directors as a Group (2 persons)	27,000,000	83.0%
Security Ownership of Certain Beneficial Owners
Common Stock	Lubow Klauser Former Chief Executive Officer, Former Chief Financial Officer, Former President, Former Secretary, Former Treasurer and Director Uhlandstrasse 7 71549 Auenwald, Germany	25,000,000 Direct	76.9%
Common Stock	Alvaro Vollmers Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer Alfredo Salazar, 661 Dpto 101 San Isidro, Lima 27 Peru	2,000,000(2) Direct	11.4%
Common Stock	John Graham Roden 15 Victorian Crescent Town Moor Doncaster DN2 5BP United Kingdom	8,000,000(3) Direct	45.7%

Notes

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. As of March 20, 2008 (the “Record Date”), there were 32,517,150 shares of the Company’s common stock issued and outstanding.

(2)

Those shares denoted as being beneficially owned by Alvaro Vollmers represent those shares that Mr. Vollmers will acquire upon closing of the Share Transfers. The applicable percentage of ownership is based on 17,517,150 shares of Common Stock issued and outstanding upon closing of the Share Transfers.

(3)

Those shares denoted as being beneficially owned by John Roden represent those shares that Mr. Roden will acquire upon closing of the Share Transfers. The applicable percentage of ownership is based on 17,517,150 shares of Common Stock issued and outstanding upon closing of the Share Transfers.

CHANGES IN CONTROL

Under the terms of the Share Transfer Agreements, Ms. Klauser has agreed to sell 2,000,000 shares of the Company’s common stock to Mr. Vollmers and 8,000,000 shares of the Company’s common stock to Mr. Roden in consideration of the payment of $2,000 and $8,000, respectively. Upon closing of the Share Transfers, Ms. Klauser will surrender 15,000,000 shares of the Company’s common stock owned by her to the Company for cancellation. As a result, upon completion of the Share Transfers, there will be a change in control of the Company.

Upon closing the Share Transfers, it is anticipated that Mr. Vollmers will replace Ms. Klauser as the sole director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that the Share Transfers will close on or about March 31, 2008 (the “Closing Date”), which is not less than 10 days after the date that this Information Statement is being mailed or delivered to the Company’s stockholders. On the Closing Date, Mr. Vollmers is expected to replace Ms. Klauser as the sole director of the Company.

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position(s)
Lubow Klauser	28	Former Chief Executive Officer, Former Chief Financial Officer, Former President, Former Secretary, Former Treasurer and Director

Alvaro Vollmers	35	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Nominee Director

Set forth below is a brief description of the background and business experience for at least the past five years of each of the listed executive officers and directors.

Lubow Klauser is the sole member of the Board of Directors. From the Company’s inception to March 12, 2008, Ms. Klauser served as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. Ms. Klauser attended Wirtschaftsschule in Backnang, Germany. She obtained the equivalent of a Bachelor’s degree in Business Administration. Since 2003, Ms. Klauser has been a junior research analyst consultant for Excellerate Ltd. in London, UK where she researches companies in the high tech sector in English, German and Israeli markets, assists in building strategies for entering new markets, conducts market surveys for new products and identifies and assists in developing relationships with new and existing clients. From 2002 to 2003, Ms. Klauser was a production assistant for Ringaround Production Company in Milan, Italy, where she coordinated locations for fashion events and commercials, obtained location permits, arranged catering, model casting and photographers. From 2000 to 2002, Ms. Klauser was an assistant event manager for Faces Events in Stuttgart, Germany where she arranged fashion shows, corporate events and sponsorships. From 2000 to 2001, Ms. Klauser was a fashion scout for Salamander Shoe Company in Stuttgart, Germany.

Alvaro Vollmers has been the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer since March 12, 2008. Mr. Vollmers is expected to become the sole director of the Company upon the closing of the Share Transfers. Mr. Vollmers holds a Master of Business Administration degree from the London Business School. From July 2003 to July 2004, Mr. Vollmers was an independent consultant for a small beverages producer. Between August, 2004 and July, 2006, Mr. Vollmers worked as a project management supervisor at the Ministry of Economy and Financing for the Republic of Peru. His tasks included the supervision of two project managers who were in charge of the financial and operation management of various multi-sector technical assistance projects. These projects were partially financed by the World Bank, the Inter-American Development Bank and the Japan Social Development Fund. From July, 2006 to July, 2007, Mr. Vollmers commenced work as a marine insurance manager at Pacifico Seguros. Since July, 2007, Mr. Vollmers has acted as an independent consultant for various businesses.

TERMS OF OFFICE

The Company’s directors are appointed for one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.

The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board.

LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
  Any of our promoters; and
  Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

On October 19, 2005, the Company issued 25,000,000 shares of common stock to its sole executive officer and sole director, Lubow Klauser, at a price of $0.001 per share. The shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

DIRECTOR INDEPENDENCE

The Company’s common stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also or has been an executive officer or employee of the corporation. As such, the Company’s sole director, Lubow Klauser, cannot be classified as independent directors under this definition.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES

The Company does not have standing audit, nominating or compensation committees of its Board of Directors. As such, the Company’s entire Board of Directors performs these functions. The Company does not have charters for any of the above committees.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution. The Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Since the Company’s inception, it has not paid any compensation to Ms. Klauser, the former Chief Executive Officer, former Chief Financial Officer, former President, former Secretary, former Treasurer and Director of the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The Company has not granted any equity awards since its inception.

EMPLOYMENT CONTRACTS

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of its executive officers or directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

COLUMBUS VENTURES INC.

Dated: March 21, 2008
/s/ Alvaro Vollmers

ALVARO VOLLMERS
Chief Executive Officer, Chief Financial Officer,
President, Secretary and Treasurer